1999









Notice of annual meeting and
Management proxy circular

















                        INTERNATIONAL URANIUM CORPORATION

INTERNATIONAL URANIUM CORPORATION
(INCORPORATED UNDER THE LAWS OF ONTARIO)

                            MANAGEMENT PROXY CIRCULAR
              All dollar amounts in this Management Proxy Circular
            refer to United States currency, unless otherwise noted.

SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation by the management of International Uranium Corporation (the "Corporation") of proxies to be used at the annual meeting of the shareholders of the Corporation to be held at the King Edward Hotel, 37 King Street East, Toronto, Ontario, Belgravia Room, on Tuesday, March 23, 1999, at the hour of 4:30 o'clock in the afternoon (Toronto time) for the purposes set forth in the enclosed notice. It is not intended to use the accompanying proxy for the purposes of voting on the consolidated financial statements of the Corporation and its subsidiaries prepared for the fiscal year ended September 30, 1998 and the reports of management and the auditors.

THIS SOLICITATION IS MADE BY THE MANAGEMENT OF THE CORPORATION. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by officers, directors and regular employees of the Corporation without special compensation. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of January 31, 1999.

The Corporation has distributed copies of the notice of annual meeting of shareholders, this circular and forms of proxy (collectively, the "documents") to clearing agencies, securities dealers, banks and trust companies, or their nominees ("intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those intermediaries ("non-registered shareholders"). The intermediaries are required to forward the documents to non-registered shareholders.

The solicitation of proxies from non-registered shareholders will be carried out by intermediaries, or by the Corporation if the names and addresses of non-registered shareholders are provided by the intermediaries. The cost of the solicitation will be borne by the Corporation.

Non-registered shareholders who wish to file proxies should follow the directions of their intermediary with respect to the procedure to be followed. Generally, non-registered shareholders will either:

(a) be provided with a form of proxy executed by the intermediary but otherwise uncompleted. The non-registered shareholder may complete the proxy and return it directly to the Corporation's transfer agent; or

(b) be provided with a request for voting instructions. The intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT, REVOCATION AND VOTING OF PROXIES

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT THE SHAREHOLDER AT THE MEETING OR ANY ADJOURNMENT THEREOF MAY DO SO EITHER BY INSERTING THE PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE COMPLETED PROXY AT THE OFFICE OF MONTREAL TRUST COMPANY OF CANADA AT THE ADDRESS SPECIFIED IN THE PROXY NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ANY ADJOURNMENT THEREOF, OR WITH THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING OR ANY ADJOURNMENT THEREOF.

A proxy given by a shareholder for use at the meeting or any adjournment thereof may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment

                                       1
                       INTERNATIONAL URANIUM CORPORATION
thereof, at which the proxy is to be used, or with the Chairman of the meeting on the day of the meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked. The registered office of the Corporation is located at: Scotia Plaza, Suite 2100, 40 King St. West, Toronto, Ontario, Canada, M5H 3C2.

The form of proxy affords the shareholder an opportunity to specify that the shares registered in the shareholder's name shall be voted or withheld from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation at a remuneration to be fixed by the board of directors of the Corporation (the "Board").

On any ballot that may be called for, the shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of each of management's nominees for directors as set out in this circular as directors of the Corporation and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the Board, in each case in accordance with the specifications made by shareholders in the manner referred to above

IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AS SET OUT IN THIS CIRCULAR AS DIRECTORS OF THE CORPORATION AND THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AS SET OUT IN THIS CIRCULAR AS DIRECTORS OF THE CORPORATION AND IN FAVOUR OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED IN IT WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. At the time of printing of this circular the management of the Corporation knows of no other matters to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matters which are not now known to management should properly come before the meeting or any adjournment thereof, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 65,525,066 common shares of the Corporation outstanding. Each shareholder is entitled to one vote for each common share shown as registered in the shareholder's name on the record date. The directors have fixed the close of business on February 11, 1999, as the record date for the meeting. Only shareholders of record as at the close of business on February 11, 1999, are entitled to receive notice of and to attend and vote at the meeting except to the extent that a person has transferred the ownership of any such shares after that date and the transferee requests not later than 10 days before the meeting that its name be included in the list of shareholders entitled to vote at the meeting, in which case the transferee is entitled to vote its shares at the meeting.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:


================================================================================
      NAME AND ADDRESS            NUMBER OF SHARES                  PERCENTAGE
--------------------------------------------------------------------------------
Lundin, Adolf H.                    22,500,000                        34.3%
================================================================================

ELECTION OF DIRECTORS

The Board consists of seven (7) directors to be elected annually. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. It is intended that on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of such persons as



                                       2
                       INTERNATIONAL URANIUM CORPORATION
directors of the Corporation, unless a shareholder has specified in its proxy that the shareholder's shares are to be withheld from voting in the election of directors.

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him directly or indirectly or over which he exercises control or direction:


=================================================================================================================================
                                                       COMMON SHARES OF
                                                       THE CORPORATION
                                                      BENEFICIALLY OWNED,
                                                         DIRECTLY OR
                                                        INDIRECTLY, OR
                                                        CONTROLLED OR
                                      PERIOD OF        DIRECTED, AS AT
    NAME AND MUNICIPALITY OF         SERVICE AS A      JANUARY 31, 1999      PRESENT PRINCIPAL OCCUPATION AND POSITION WITH
            RESIDENCE                  DIRECTOR                                              THE CORPORATION
--------------------------------------------------------------------------------------------------------------------------------
ADOLF H. LUNDIN                         May 9                              Director and officer of a number of publicly-traded
Geneva, Switzerland                      1997                              natural resource companies, including: Lundin Oil AB,
                                          to              22,500,000       Tenke Mining Corp., Argentina Gold Corp. and,
                                       Present                             South Atlantic Resources Ltd.
--------------------------------------------------------------------------------------------------------------------------------
LUKAS H. LUNDIN                         May 9                              Chairman of the Board of the Corporation; Director
Vancouver, British Columbia              1997                              and officer of a number of publicly-traded natural
                                          to               265,000         resource companies, including: International Curator
                                       Present                             Resources Ltd., Tenke Mining Corp., Argentina Gold
                                                                           Corp., Red Sea Oil Corporation, Tanganyika Oil
                                                                           Company Ltd. and South Atlantic Resources Ltd.
--------------------------------------------------------------------------------------------------------------------------------
EARL E. HOELLEN                         May 9                              President and Chief Executive Officer of the
Denver, Colorado                         1997             1,000,000        Corporation.
                                          to
                                       Present
--------------------------------------------------------------------------------------------------------------------------------
WILLIAM A. RAND                         May 9                              Self-employed businessman.
Vancouver, British Columbia              1997                nil*
                                          to
                                       Present
--------------------------------------------------------------------------------------------------------------------------------
JOHN H. CRAIG                           May 9                              Lawyer, partner of Cassels Brock & Blackwell,
Toronto, Ontario                         1997              110,000         Barristers and Solicitors.
                                          to
                                       Present
--------------------------------------------------------------------------------------------------------------------------------
CHRISTOPHER J. F. HARROP                May 9                              Chairman and Director, Northern Securities Inc.
Toronto, Ontario                         1997              300,926
                                          to
                                       Present
--------------------------------------------------------------------------------------------------------------------------------
DAVID C. FRYDENLUND                     May 9                              Vice  President, General Counsel and Corporate
Denver, Colorado                         1997              200,000         Secretary of the Corporation.
                                          to
                                       Present
=================================================================================================================================

*A total of 200,000 shares are held in the name of Rand & Edgar Capital Corp., a company which is owned by the families of Mr. Rand and of a business associate of Mr. Rand.





                                       3
                       INTERNATIONAL URANIUM CORPORATION

Each of the above nominees was elected to his present term of office at the annual and special meeting of shareholders of the Corporation held on March 23, 1998. The information as to shares beneficially owned or over which the directors exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

All of the above-named nominees have held their present positions or other executive positions with the same or associated firms or organizations during the past five years, except as follows:

   o During the period November 1990, to June 1995, Mr. Lukas H. Lundin was President of International Musto Explorations Limited.

   o Prior to October 1996, Mr. Hoellen was a uranium consultant and prior thereto was, the president of Nuexco Trading Corp., a uranium trading company.

   o Prior to May 1998, Mr. Harrop was Senior Vice President and Director, Canaccord Capital Corporation.

   o During the period July 1996 to July 1997, Mr. Frydenlund was Vice-President of Namdo Management Services Ltd., a management services company. Prior to July 1996, Mr. Frydenlund was a partner with the law firm of Ladner Downs.

If any of the above-named nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that its shares are to be withheld from voting in the election of directors.

The Board does not have an executive committee. The following directors are members of the Corporation's Audit Committee, the Corporation's Compensation Committee, the Corporation's Corporate Governance Committee and the Corporation's Environment, Health and Safety Committee:



===========================================================================================================================
                                                                 CORPORATE GOVERNANCE            ENVIRONMENT, HEALTH AND
AUDIT COMMITTEE                   COMPENSATION COMMITTEE         COMMITTEE                       SAFETY COMMITTEE
---------------------------------------------------------------------------------------------------------------------------
William A. Rand                   Lukas H. Lundin                Christopher J.F. Harrop         Christopher  J.F. Harrop
John H. Craig                     William A. Rand                William A. Rand                 David C. Frydenlund
Christopher J.F. Harrop           John H. Craig                  John H. Craig                   John H. Craig
===========================================================================================================================


APPOINTMENT AND REMUNERATION OF AUDITORS

In the past, the Board has negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

PricewaterhouseCoopers LLP was first appointed as auditors of the Corporation on May 9, 1997. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.


EXECUTIVE COMPENSATION

The Corporation is the product of an amalgamation under the Business Corporations Act (Ontario) (the "Act") of two companies; namely, International Uranium Corporation, incorporated on October 1996 under the laws of the Province of Ontario pursuant to the Act, and Thornbury Capital Corporation, incorporated under the laws of the Province of Ontario by Letters Patent on September 29, 1950. The amalgamation was made effective on May 9, 1997. The amalgamated companies were continued under the name "International Uranium Corporation". Accordingly, the following table summarizes the compensation of each of the named executive officers of the Corporation for the fiscal year ended September 30, 1998 and for the period from amalgamation to September 30, 1997.






                                       4
                       INTERNATIONAL URANIUM CORPORATION

                           SUMMARY COMPENSATION TABLE



===================================================================================================================================
                                             ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                                     -------------------------------------------------------------------------------
                                                                                    AWARDS               PAYOUTS
                                                                           -----------------------------------------
                                                              OTHER        SECURITIES      RESTRICTED                 ALL OTHER
                                                              ANNUAL          UNDER        SHARES OR        LTIP        COMPEN-
   NAME AND PRINCIPAL       YEAR       SALARY      BONUS      COMPEN-      OPTIONS/SARS    RESTRICTED      PAYOUTS      SATION
        POSITION                      (US$)(1)     (US$)      SATION         GRANTED       SHARE UNITS      (US$)        (US$)
                                                               (US$)           (#)            (US$)

          (a)               (b)          (c)        (d)         (e)            (f)             (g)           (h)          (i)
-----------------------------------------------------------------------------------------------------------------------------------

Earl E. Hoellen,            1998       180,000       Nil      2,500(9)            Nil           Nil           Nil          Nil
President and Chief         1997        71,014       Nil        Nil         1,000,000           Nil           Nil          Nil
Executive Officer(2)

-----------------------------------------------------------------------------------------------------------------------------------

David C. Frydenlund,        1998       150,000       Nil      9,000(4)            Nil           Nil           Nil          Nil
Vice President, General     1997(3)     37,397       Nil     78,599(5)        500,000           Nil           Nil          Nil
Counsel and Corporate
Secretary(2)

-----------------------------------------------------------------------------------------------------------------------------------

Harold R. Roberts,          1998       140,000       Nil      2,025(9)            Nil           Nil           Nil          Nil
Vice President,             1997        55,233       Nil        Nil           250,000           Nil           Nil          Nil
Operations
-----------------------------------------------------------------------------------------------------------------------------------

Thad L. Meyer,              1998       118,429(6)    Nil        Nil           125,000           Nil           Nil          Nil
Vice President, Finance     1997           Nil       Nil        Nil               Nil           Nil           Nil          Nil
and Chief Financial
Officer
-----------------------------------------------------------------------------------------------------------------------------------

Rick L. Townley,            1998       105,000       Nil      2,500(9)            Nil           Nil           Nil          Nil
Controller                  1997        41,425       Nil        Nil           100,000(8)        Nil           Nil          Nil
of International
Uranium (USA)
Corporation(7)

===================================================================================================================================


NOTES TO SUMMARY COMPENSATION TABLE

(1) The Corporation's currency for disclosure purposes is US dollars which are the functional currency of the Corporation's operations.

(2) Each of Messrs. Earl E. Hoellen and David C. Frydenlund have contracts of employment with the Corporation's subsidiary, International Uranium (USA) Corporation. There is no compensatory plan or arrangement provided in such contracts in respect of resignation, retirement, termination, change in control of the Corporation or responsibilities. The expiry date of the employment contracts are January 31, 2000 for Mr. Hoellen and June 30, 1999 for Mr. Frydenlund.

(3) Mr. Frydenlund commenced employment with the Corporation on July 1, 1997. Comparative figures for Mr. Frydenlund represent the amounts earned in the months of July, August and September, 1997.

(4) Other annual compensation is $9,000, being the dollar value of imputed interest benefits from a loan provided to Mr. Frydenlund.

(5) Other annual compensation consists of US$78,599 comprised of US$14,013, being the dollar value of imputed interest benefits from loans provided to Mr. Frydenlund by the Corporation, US$20,400 being amounts reimbursed for the payment of taxes incurred by Mr. Frydenlund in connection with relocation expenses, and the remainder being relocation expenses paid by the Corporation on behalf of Mr. Frydenlund.

(6) Mr. Meyer commenced employment with the Corporation on October 23, 1997. Compensation figures for Mr. Meyer represent the amounts earned between October 23, 1997 and September 30, 1998.

(7) International Uranium (USA) Corporation is the Corporation's operating subsidiary in the United States.




                                       5
                       INTERNATIONAL URANIUM CORPORATION

(8) These options were repriced during the recently completed financial year (see "Table of Option and SAR Repricings").

(9) Amounts represent 401K matching contributions made to the named executive's retirement account per the Corporation's 401K Benefit Plan available to all eligible employees.

There were no long-term incentive plan awards made to any of the named executive officers of the Corporation during the most recently completed financial year. In addition, there are no plans in place with respect to any of the named individuals for termination of employment or change in responsibilities under employment contracts.

The following table summarizes individual grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries (whether or not in tandem with SARs) and freestanding SARs made during the most recently completed financial year to each of the named executive officers:

              OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED
                                 FINANCIAL YEAR


=============================================================================================================================

                                                                                       MARKET VALUE
                                                                                      OF SECURITIES
                             SECURITIES            % OF TOTAL           EXERCISE        UNDERLYING
                           UNDER OPTIONS/         OPTIONS/SARS             OR          OPTIONS/SARS
                                SARS               GRANTED TO          BASE PRICE     ON THE DATE OF
                               GRANTED            EMPLOYEES IN           (CDN$/        GRANT (CDN$/         EXPIRATION
         NAME                    (#)             FINANCIAL YEAR        SECURITY)        SECURITY)              DATE

          (a)                    (b)                   (c)                (d)              (e)                  (f)
=============================================================================================================================
Thad L. Meyer                  125,000                71.4%               1.25             1.25            Oct. 7, 2000
=============================================================================================================================


       AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
             FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES



=============================================================================================================================

                                                                                                              VALUE OF
                                                                                                            UNEXERCISED
                                                                                                            IN-THE-MONEY
                                                                           UNEXERCISED OPTIONS/SARS AT    OPTIONS/SARS AT
                                                                                 FISCAL YEAR END            FISCAL YEAR
                                                                                       (#)                     END(1)
                              SECURITIES ACQUIRED         AGGREGATE               EXERCISABLE/              EXERCISABLE/
            NAME                  ON EXERCISE          VALUE REALIZED             UNEXERCISABLE            UNEXERCISABLE
                                      (#)                  (CDN$)                                              (CDN$)

            (a)                       (b)                    (c)                      (d)                       (e)
-----------------------------------------------------------------------------------------------------------------------------
Earl E. Hoellen                       Nil                    nil                   1,000,000                    nil
-----------------------------------------------------------------------------------------------------------------------------
David C. Frydenlund                   Nil                    nil                     500,000                    nil
-----------------------------------------------------------------------------------------------------------------------------
Thad L. Meyer                         Nil                    nil                     125,000                    nil
-----------------------------------------------------------------------------------------------------------------------------
Harold R. Roberts                     Nil                    nil                     250,000                    nil
-----------------------------------------------------------------------------------------------------------------------------
Rick L. Townley                       Nil                    nil                     100,000                    nil
=============================================================================================================================

(1) Based on the closing price of the common shares of the Corporation on The Toronto Stock Exchange on September 30, 1998 of Cdn $0.45.



                                       6
                       INTERNATIONAL URANIUM CORPORATION

                       TABLE OF OPTION AND SAR REPRICINGS


=============================================================================================================================

                                                              MARKET PRICE     EXERCISE PRICE                    LENGTH OF
                                                                   OF              AT TIME                        ORIGINAL
                                          SECURITIES         SECURITIES AT      OF REPRICING          NEW       OPTION TERM
                                        UNDER OPTIONS/          TIME OF              OR            EXERCISE      REMAINING
                                             SARS             REPRICING OR        AMENDMENT          PRICE       AT DATE OF
                        DATE OF             GRANTED            AMENDMENT           (CDN$/           (CDN$/      REPRICING OR
        NAME           REPRICING              (#)           (CDN$/SECURITY)       SECURITY)        SECURITY)     AMENDMENT

        (a)               (b)                 (c)                 (d)                (e)              (f)           (g)
-----------------------------------------------------------------------------------------------------------------------------
Rick L. Townley        June 17/98           100,000               0.55              1.25             0.75         691 Days
=============================================================================================================================



                                       7


                       INTERNATIONAL URANIUM CORPORATION

The Corporation does not have any defined benefit or actuarial plans. In addition, there are no compensatory plans or arrangements in place, including payments to be received from the Corporation or its subsidiaries, with respect to any of the above-named executive officers, which would result from the resignation, retirement or any other termination of employment of such person's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the named executive officer's responsibilities following a change in control.

The named executive officers are eligible to participate in the Corporation's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan was established by the Board on February 4, 1998 and ratified and approved by shareholders on March 23, 1998. No purchases were made by the named executive officers during the recently-completed financial year under the Purchase Plan.

The aggregate indebtedness to the Corporation or any of its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation and its subsidiaries as at the date hereof is US$200,000.

   TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS


=============================================================================================================================

                                                                      LARGEST AMOUNT
                                                                     OUTSTANDING DURING
                                                                      FISCAL YEAR ENDED         AMOUNT OUTSTANDING AS AT
       NAME AND PRINCIPAL            INVOLVEMENT OF ISSUER OR         SEPTEMBER 30, 1998            JANUARY 31, 1999
            POSITION                        SUBSIDIARY                      (US$)                         (US$)

               (a)                             (b)                           (c)                           (d)
-----------------------------------------------------------------------------------------------------------------------------
David C. Frydenlund,               Relocation  loan made by the          200,000(1)                      200,000
Vice President, General            Corporation's
Counsel and Corporate              subsidiary,    International
Secretary                          Uranium (USA)
                                   Corporation

=============================================================================================================================

(1) Non-interest bearing, full recourse loan, secured by a mortgage interest on the named executive's principal residence, granted in connection with the named executive's relocation made on June 24, 1997, and repayable in full on or before June 30, 1999.


                      COMPOSITION OF COMPENSATION COMMITTEE

The Corporation's Compensation Committee is comprised of three non-executive directors; namely, Messrs. Lukas H. Lundin, William A. Rand and John H. Craig. Mr. Lukas H. Lundin is Chairman of the Board.


                        REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Committee reports to the Board, which in turn gives final approval to compensation matters.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation's share option plan to encourage continued service and to reward creation of shareholder value. Bonuses are awarded on an occasional basis dependent upon specific individual performance. The provision of such benefits and perquisites is based in part on their use for such executives and employees in the industry in general and their value in assisting such executives and employees in carrying out their duties effectively.




                                       8
                       INTERNATIONAL URANIUM CORPORATION

In establishing salary ranges for the President and Chief Executive Officer and for other executives and senior employees, the Committee considers the average salaries in the industry for such employees based on their collective knowledge of such matters, and also takes into consideration individual qualifications, performance, responsibilities and length of service.

Under the direction of the Committee, the Corporation is committed to the fundamental principles of pay for performance, improved shareholder returns and external competitiveness in the structure and administration of its compensation program.

                  Submitted on behalf of the Compensation Committee

                  William A. Rand
                  Lukas H. Lundin
                  John H. Craig




                                PERFORMANCE GRAPH

The following graph compares the Corporation's cumulative total shareholder return with the cumulative total return of the TSE 300 Composite Index, assuming a Cdn$100 investment in common shares on May 16, 1997 (the Corporation's initial trading date) and reinvestment of dividends, and the TSE Metals and Minerals Index, during the period. All currency references in the graph are to Canadian dollars.


                                    [GRAPH]



                                    May 16, 1997      September 30, 1997   September 30, 1998
                                    ------------      ------------------   ------------------


IUC                                   100.00               103.97                35.71
TSE 300                               100.00               112.69                89.86
TSE Metals & Minerals                 100.00                88.42                53.70



                                       9
                       INTERNATIONAL URANIUM CORPORATION

COMPENSATION OF DIRECTORS

A.    Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

B.    Other Arrangements

None of the directors of the Corporation were compensated in their capacity as director by the Corporation and its subsidiaries during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangement.

C.    Compensation for Services

Since the commencement of the recently completed financial year, the law firm of Cassels Brock & Blackwell, Barristers and Solicitors of which Mr. John H. Craig is a partner, was paid US$50,197 for legal services rendered as solicitors for the Corporation.

On May 9, 1997, the Corporation entered into a services agreement with Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation, pursuant to which the Corporation pays Namdo the sum of Cdn$12,000 per month for certain corporate and administrative services. Namdo has approximately 12 employees and provides administrative and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin in respect of services provided to the Corporation.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts.


STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process.

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks.

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation.

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public.

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

The Board has established a Corporate Governance Committee that has been given the responsibility of developing and monitoring the Corporation's approach to corporate governance issues. The Corporate Governance Committee is comprised of three directors, each of whom is an outside, unrelated director.






                                       10
                       INTERNATIONAL URANIUM CORPORATION

The Board encourages senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management's commitment to the training and development of all permanent employees.

The Board is currently comprised of seven (7) members, of whom five (5) are unrelated directors. Mr. Adolf H. Lundin, a director of the Corporation may also be considered a "significant shareholder" which, as defined by the Corporate Governance Guidelines established by The Toronto Stock Exchange, is a shareholder with the ability to exercise a majority of votes for the election of directors. Mr. Lundin currently owns or controls approximately 34.3% of the voting shares of the Corporation.

The Board has considered the relationship of each director. Two (2) current directors, namely, Earl E. Hoellen and David C. Frydenlund, are related by virtue of their holding management positions. John H. Craig periodically provides legal services to the Corporation. He is, however, not considered to be related because of the size of his fees for such services relative to the overall fee income of his practice. Messrs. Adolf H. Lundin, William A. Rand, John H. Craig, Christopher J.F. Harrop and Lukas H. Lundin are all unrelated. In addition, Mr. Harrop does not have an interest in or relationship with either the Corporation or Mr. Adolf H. Lundin, its significant shareholder. As a result, Mr. Harrop's interest, along with the interests of other directors, can be considered to fairly reflect the investment in the Corporation by shareholders other than the significant shareholder.

The Board has not constituted a formal nominating committee to be responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis. Nominations are the result of recruitment efforts by the Chairman of the Board and the CEO and discussed informally with several directors before being brought to the Board as a whole.

Board members are presently not compensated other than by stock options; expenses are reimbursed at cost. The Corporation has developed position descriptions for the Board and the CEO. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Corporation have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Corporation generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has functioned, and is of the view that it can continue to function, independently of management, as required. The Board has appointed a chair of the Board who is other than the CEO. It is common practice for the Chairman and CEO to delegate the chair to a non-related director during Board meetings.

The Board has not met without management present. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Each of the Audit Committee, the Compensation Committee and the Corporate Governance Committee is composed of three (3) non-management, non-related directors.

Due to the size and nature of the Corporation, the roles and responsibilities of the Audit Committee have been specifically defined and include oversight responsibility for management reporting on internal control. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Corporation has no formal internal audit process.

The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors, as presently constituted, is appropriate for a corporation of the size and complexity of the Corporation. The Board, as presently constituted, brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The periodic review of this issue has been mandated to the Corporate Governance Committee.

The Corporate Governance Committee has been charged with the responsibility of assessing and monitoring the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.



                                       11
                       INTERNATIONAL URANIUM CORPORATION

The Board has put structures in place to ensure effective communication between the Corporation, its shareholders and the public. The Corporation has established an investor relations and corporate development procedure where every shareholder inquiry receives a prompt response. One of the objectives of corporate development is to ensure a strong, cohesive, sustained and positive image of the Corporation for its shareholders, governments and the public.

The Corporation does not currently have a formal process of orientation and education for new members of the Board. However, the Corporate Governance Committee has been charged with the responsibility of developing an orientation and education program for new recruits to the Board, where required.

The Board has adopted a system which would enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. If such an engagement were appropriate it would be subject to the approval of the Chairman, with the right of the director to appeal the decision of the Chairman to the Corporate Governance Committee.

The mining and milling industry, by its very nature, can have a significant impact on the natural environment. As a result, environmental planning and compliance must play an ever-increasing part in the operations of any company engaged in these activities. The Corporation takes these issues very seriously and has established an Environment, Health and Safety Committee to oversee the Corporation's efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation, apart from those separately disclosed herein.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the financial year ended September 30, 1998, except as otherwise disclosed in this circular, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

CERTIFICATE

The contents and the distribution of this management proxy circular have been approved by the Board.

DATED at Denver, Colorado, this 12th day of February, 1999.

                                             BY ORDER OF THE BOARD




                                             (Signed) David C. Frydenlund,
                                             Vice President, General Counsel
                                             and Corporate Secretary





                                       12
                       INTERNATIONAL URANIUM CORPORATION

                                 NOTES TO PROXY

1. IN RESPECT OF PROXIES IN WHICH THE SHAREHOLDERS HAVE NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES FOR DIRECTORS AND THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE CORPORATION, THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE ELECTION OF EACH OF MANAGEMENT'S NOMINEES SET OUT IN THE MANAGEMENT PROXY CIRCULAR AS DIRECTORS OF THE CORPORATION AND IN FAVOUR OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS AT A REMUNERATION TO BE FIXED BY THE BOARD OF DIRECTORS OF THE CORPORATION.

2. THE PROXY FORM MUST BE SIGNED AND DATED BY THE SHAREHOLDER OR THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING, OR, IF THE SHAREHOLDER IS A CORPORATION, BY ANY OFFICER OR ATTORNEY DULY AUTHORIZED. IF THE PROXY FORM IS NOT DATED IN THE SPACE PROVIDED IT IS DEEMED TO BEAR THE DATE ON WHICH IT IS MAILED BY MANAGEMENT OF THE CORPORATION.

3. Properly executed forms of proxy must be deposited with the Corporation's transfer agent not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time of the meeting or any adjournment thereof, or with the Chairman of the meeting prior to the commencement of the meeting or any adjournment thereof. Please mail, fax or deliver your proxy to the Corporation's transfer agent at the following address:

                        MONTREAL TRUST COMPANY OF CANADA
                          4th Floor, 510 Burrard Street
                           Vancouver, British Columbia
                                     V6C 3B9
                               Fax: (604) 683-3694